111 Congress Avenue, Suite 1700 Austin, Texas 78701 512.320.9200 Phone 512.320.9292 Fax andrewskurth.com J. Matthew Lyons 512.320.9284 Phone 512.542.5226 Fax mlyons@andrewskurth.com

November 10, 2009

VIA FEDERAL EXPRESS AND
EDGAR TRANSMISSION

Lynn Dicker Reviewing Accountant Mail Stop 3030 Securities and Exchange Commission Division of Corporate Finance 100 F Street, NE Washington, D.C. 20549-0303

Re:	Valence Technology, Inc. (the “Company”)
Commission File No. 0-20028
Form 10-K for Fiscal Year Ended March 31, 2009, as filed June 5, 2009

Dear Ms. Dicker:

We are in receipt of your letter dated October 30, 2009 expressing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K filed June 5, 2009.  On behalf of the Company, we hereby set forth the following response to the comments contained in the Staff’s October 30, 2009 letter.  We have set forth below in bold and italics the comments made by the Staff.  Following each comment is the Company’s response which is set forth in plain text.

Form 10-K for the year ended March 31, 2009

Item 1. Business, page 4

Sales and Marketing, page 9

1.
We note your disclosure on page 9 that sales to Segway, Inc. represented 46%, 55% and 60% of your total revenue in fiscal years 2009, 2008 and 2007, respectively.  Tell us whether you have a written agreement with Segway, and, if applicable, describe the material terms of the agreement in your response and in your future filings.  Also, if applicable, tell us why you have not filed the agreement with Segway as an exhibit to your filing pursuant to Item 601(b)(10) of Regulation S-K.

The Company does not have a written agreement with Segway, Inc.  Segway purchases products from the Company by issuing purchase orders from time to time.  The purchase orders are not pursuant to a supply or other such agreement and merely specify the product, quantity and price information covered by such purchase order (in addition to the customary and standard terms and conditions stated on the reverse of such purchase order).

Austin              Beijing              Dallas               Houston               London               New York              The Woodlands             Washington, DC

Lynn Dicker

November 10, 2009

The Company has addressed the lack of a written agreement with Segway in the 10-K risk factor captioned “We depend on a small number of customers for our revenues, and our results of operations and financial condition could be harmed if we were to lose the business of any one of them.”  The Company states in such risk factor that it does not have long-term agreements with Segway (or any other sizable customers) committing such customers to purchase any specified amount of the Company’s products.

Financial Statements, page 39

Report of Independent Registered Public Accounting Firm, page 40

2.	Please have your auditor revise its audit opinion in future filings to remove the reference to the March 31, 2007 consolidated balance sheets since these balance sheets are not included in the filing.

The Company will instruct its auditor to delete the reference to the March 31, 2007 consolidated balance sheets from its audit opinion in future filings.

* * * * *

In addition to the foregoing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer any further questions or comments to the undersigned at (512) 320-9284.

Very truly yours,

Andrews Kurth LLP

/s/ J. Matthew Lyons

J. Matthew Lyons

cc:	David Burton, Commission Thomas Jones, Commission Mary Beth Breslin, Commission Kevin L. Vaughn, Commission
Robert L. Kanode, Valence Technology, Inc.
Ross A. Goolsby, Valence Technology, Inc.
Roger Williams, Valence Technology, Inc.
Randy Kish, Valence Technology, Inc.
Don Gottschalk, Valence Technology, Inc.
Tom Wilkinson PMB Helin Donovan, LLP
Nancy Lippa, Andrews Kurth, LLP